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SEC Mail Processing Section

MAY 08 2017

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER 8-34709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Synovus Securities INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1137 First Avenue
(No. and Street)

Columbus	GA	31901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles West 706-644-8249
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street	Atlanta	GA	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SYNOVUS®
Synovus Securities, Inc. • 1137 1st Avenue, 2nd Floor • Columbus, GA 31901

Oath or Affirmation

February 28, 2017

I, Charles G. West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Synovus Securities, Inc., as of and for the year ended December 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified solely as that of a customer.

Signature



Title: VP, Financial Principal



Notary Public


MARY L. BASS
NOTARY PUBLIC
COMMISSION EXP. AUGUST 15, 2019
MUSCOGEE COUNTY, GA

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2016 and 2015

Table of Contents



KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors
Synovus Securities, Inc.:

We have audited the accompanying statements of financial condition of Synovus Securities, Inc. as of December 31, 2016 and 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Synovus Securities, Inc. as of December 31, 2016 and 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Atlanta, Georgia
February 28, 2017

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2016 and 2015

Assets		**2016**	**2015**
Cash and cash equivalents	$	15,848,989	16,680,045
Trading securities		7,424,254	5,107,983
Receivable from clearing organization		2,583,498	3,351,775
Income taxes receivable from Parent		—	739,253
Receivable from affiliates		2,821	36,433
Furniture, fixtures, equipment, and leasehold improvements, net		505,981	575,677
Goodwill		39,359	39,359
Deferred income taxes		1,566,104	1,135,832
Other receivables		1,616,131	806,649
Other assets		323,717	259,216
Total assets	$	29,910,854	28,732,222
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable and accrued expenses	$	2,687,544	2,073,445
Accrued expenses payable to Parent		73,670	10,757
Payables to clearing organization		545,361	1,166
Securities sold, not yet purchased		—	1,031,720
Deferred rent		1,250,670	1,350,512
Total liabilities		4,557,245	4,467,600
Commitments and contingencies (see notes 11 and 12)			
Stockholder's equity:			
Common stock, $1 par value. Authorized, 100,000 shares; issued and outstanding, 500 shares		500	500
Additional paid-in capital		26,630,031	26,120,235
Accumulated deficit		(1,276,922)	(1,856,113)
Total stockholder's equity		25,353,609	24,264,622
Total liabilities and stockholder's equity	$	29,910,854	28,732,222

See accompanying notes to Statements of Financial Condition.

(1) General Information and Summary of Significant Accounting Policies

(a) *Business*

Synovus Securities, Inc. (the Company) is a wholly owned subsidiary of Synovus Financial Corp. (Synovus or Parent). The Parent is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm-Leach-Bliley Act of 1999 (GLBA). The Company is registered as an introducing broker dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's activities include full-service brokerage services, investment advisory services, investment banking, capital markets transactions, economic research and financial planning. Securities sold by the Company are not bank deposits and are not insured by the Federal Deposit Insurance Corporation.

(b) *Basis of Financial Statement Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The preparation of Statements of Financial Condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the Statements of Financial Condition.

(c) *Cash and Cash Equivalents*

Cash and cash equivalents include cash in banks, interest-bearing deposits with banks, and money market funds.

(d) *Securities Transactions*

All trading securities are recorded at trade date and are carried at fair market value. The fair values of trading securities are primarily based on actively traded markets where prices are based on either quoted market prices or observed transactions. Management employs independent third-party pricing services to provide fair value estimates for the Company's trading securities. Fair values for fixed income investment securities are typically determined based upon quoted market prices, broker/dealer quotations for identical or similar securities, and/or inputs that are observable in the market, either directly or indirectly, for substantially similar securities.

(e) *Receivables from and Payables to Clearing Organization*

The Company's proprietary securities transactions and securities transactions for customers are cleared through a nonaffiliated clearing organization on a fully disclosed basis. Receivables from clearing organization represent amounts receivable, recorded on a net basis, from securities transactions that have not reached their contractual settlement date, amounts receivable for securities failed to deliver, and net commissions due from the clearing organization. Payables to clearing organization include amounts payable, recorded on a net basis, for securities transactions that have not reached their contractual settlement date, and for securities failed to receive.

(f) *Furniture, Fixtures, Equipment, and Leasehold Improvements*

Furniture, fixtures, and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed primarily by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life or remainder of the lease term.

The Company reviews long-lived assets, such as furniture, fixtures, equipment and leasehold improvements, for impairment whenever events and circumstances indicate that the carrying amount of an asset may not be recoverable.

(g) *Income Taxes*

The Company's operating results are included in the consolidated income tax returns of Synovus. The Company accrues income tax on a stand-alone basis based on the Company's profitability, not that of Synovus.

The Company uses the asset and liability method to account for future income taxes expected to be paid or received (i.e., deferred income taxes). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement (GAAP) carrying amounts of existing assets and liabilities and their respective tax bases, including operating losses and tax credit carryforwards. The deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income of the Company in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. There were no unrecognized tax benefits as of December 31, 2016 and 2015.

The Company follows the provisions of ASC 740-10, *Income Taxes*. ASC 740-10, *Income Taxes* establishes a single model to address accounting for uncertain tax positions. ASC 740-10 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10, *Income Taxes* also provides guidance on derecognition measurement classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company has no uncertain tax positions.

(h) *Goodwill*

Goodwill represents the excess of cost over the fair value of net assets acquired of purchased companies. In accordance with ASC 350, *Intangibles, Goodwill, and Other*, goodwill is not amortized, but instead tested for impairment at least annually. The Company has determined that

there was no goodwill impairment in its annual impairment assessment for each of the years ended December 31, 2016 and 2015.

(i) ***Deferred Rent***

The Company leases certain office space, a portion of which is used by four affiliates. Only the rent associated with the space the Company occupies is recorded as rent expense. The Company received an allowance for tenant improvements, which is being amortized on a straight-line basis over the term of the lease. The unamortized balances are included in deferred rent on the accompanying statements of financial condition.

(2) Regulatory Requirements

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital, as defined, of $21,029,829 which was $20,773,640 in excess of its required net capital of $256,189. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 0.18 to 1.

(3) Trading Securities

Estimated fair values of trading securities at December 31, 2016 and 2015 are as follows:

		2016	2015
Mortgage-backed securities	$	—	10,894
Obligations of U.S. government agencies		6,898,410	4,000,048
Municipal securities		425,841	1,097,041
Corporate bonds		100,003	—
	$	7,424,254	5,107,983

The Company has an established process for determining fair values. Fair value is based upon quoted market prices, where available. If quoted market prices are not available, fair values are estimated using bid prices and quoted prices of pools or tranches of securities with similar characteristics. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(4) Receivables from and Payables to Clearing Organization

The balances shown as receivables from and payables to broker dealers and clearing organization represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at December 31, 2016 and 2015 were as follows:

		2016	2015
Receivables:			
Clearing organization and other (net commissions)	$	2,583,498	3,351,775
Payables:			
Securities failed to receive	$	249,937	—
Trades pending settlement		295,424	1,166
	$	545,361	1,166

(5) Furniture, Fixtures, Equipment, and Leasehold Improvements

Furniture, fixtures, equipment, and leasehold improvements, net consist of the following at December 31, 2016 and 2015:

		2016	2015
Furniture and fixtures	$	1,060,269	1,054,780
Computer equipment and purchased software		849,381	836,950
Leasehold improvements		1,128,343	1,128,343
Furniture, fixtures, equipment, and leasehold improvements		3,037,993	3,020,073
Less accumulated depreciation and amortization		(2,532,012)	(2,444,396)
Furniture, fixtures, equipment, and leasehold improvements, net	$	505,981	575,677

(6) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities as of December 31, 2016 and 2015 are presented below:

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)
Notes to Statements of Financial Condition
December 31, 2016 and 2015

		2016	2015
Deferred income tax assets:			
Intangible relating to the purchase of Robert Andrews Securities, Inc.	$	—	22,046
Accrued bonus		300,351	258,164
Accrued stock option expense		—	13,772
Employee benefits		488,246	191,034
Deferred fee income		3,262	—
Depreciation		136,760	118,967
Deferred rent		486,674	525,889
State bonus depreciation & NOL carryforward		2,550	2,550
Restricted stock awards		155,348	91,966
Gross deferred income tax assets		1,573,191	1,224,388
Deferred income tax liabilities:			
Prepaid expenses		—	(64,218)
Accrued bonus		—	(24,338)
Accrued stock option expense		(7,087)	—
Gross deferred income tax liabilities		(7,087)	(88,556)
Net deferred tax assets	$	1,566,104	1,135,832

There was no valuation allowance for deferred tax assets at December 31, 2016 and 2015. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income by the Company during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefits of these amounts.

(7) Extension of Margin Credit

The Company has access to an extension of margin credit from its clearing organization. Credit availability is based on net equity in proprietary positions. Interest on the account is calculated based on the prevailing federal funds target rate plus 50 basis points. There was no weighted average balance outstanding on the margin account during 2016. The weighted average balance outstanding on the margin account during 2015 was approximately $123,333. There was no balance outstanding on the extension of margin credit as of December 31, 2016 and 2015.

(8) Securities Sold, Not Yet Purchased

Securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price. This obligation is recorded at the fair value of the securities to be purchased. The securities sold, not yet purchased was comprised of mortgage-backed securities of

$1,031,720 as of December 31, 2015. The Company had no securities sold, not yet purchased as of December 31, 2016. Because securities sold, not yet purchased represent obligations of the Company to purchase securities at a future date at the then-current market price, the fair value of the securities is likely to fluctuate prior to the date they are purchased due to changes in market interest rates of similar securities.

(9) Employee Compensation and Benefits

(a) Retirement Plans

For the years ended December 31, 2016 and 2015, the Company provided a 100% matching contribution on the first 4% of eligible employee 401(k) contributions.

For the years ended December 31, 2016 and 2015, the Company had a stock purchase plan for employees whereby the Company made contributions equal to 15% of every $1 of employee voluntary contributions according to the years of service schedule, subject to certain maximum contribution limitations. The funds are used to purchase outstanding shares of Synovus common stock.

The Company also has a non-contributory profit sharing plan that covers all eligible employees. The Company may contribute a discretionary contribution to this plan on an annual basis. For the years ended December 31, 2016 and 2015, the Company did not make contributions to the profit sharing plan.

(b) Share-Based Payment Arrangements

Synovus has a long-term incentive plan under which the Compensation Committee of the Board of Directors of Synovus has the authority to grant share-based awards to the Company's employees. This incentive plan permits grants of share-based compensation including stock options and restricted share units. The grants generally include vesting periods ranging from three to five years and contractual terms of ten years. Stock options are granted at exercise prices which equal the fair market value of a share of common stock on the grant-date. Synovus has historically issued new shares to satisfy share option exercises and share unit conversions.

During 2016 and 2015, employees of the Company exercised certain nonqualified stock options of Synovus. The excess income tax benefit of $34,743 and $114,285 associated with Synovus' deduction of the related compensation amount for the Company's employees was allocated to the Company and recorded in additional paid-in capital in 2016 and 2015, respectively.

(10) Transactions with Affiliates

The Company had cash balances of $2,610,357 and $861,184 on deposit at Synovus Bank, which is also a wholly owned subsidiary of Synovus, as of December 31, 2016 and 2015, respectively.

The Company had amounts due to Synovus of $73,670 and $10,757 as of December 31, 2016 and 2015, respectively, including income tax related balances. The majority of these balances related to the Company's accrued contributions for employee benefit plans. There was an income tax payable of $6,496

to Synovus as of December 31, 2016. The income tax receivable from Synovus was $973,273 as of December 31, 2015.

The Company pays various management fees to Synovus for such services as human resources, information technology, and internal audit. These charges are allocated to the Company based on either headcount or actual usage as applicable and as determined by Synovus.

(11) Commitments

The Company has non-cancelable operating leases for office space. At December 31, 2016, minimum required payments under these agreements were as follows:

2017		967,405
2018		480,110
2019		132,034
Total lease commitments	$	1,579,549

(12) Contingencies

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of its business and have not been finally adjudicated. In addition, from time to time, the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, the outcome of these matters will not have a material adverse effect on the financial condition of the Company.

(13) Fair Value Accounting

ASC 820-10, *Fair Value Measurements and Disclosures* establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. ASC 825-10-15, *Fair Value Measurements and Disclosures* permits entities to make an irrevocable election, at specified election dates, to measure eligible financial instruments and certain other instruments at fair value. The Company has not elected the fair value option for any financial instruments.

(a) Determination of Fair Value

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an "exit price") in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy for disclosure of fair value measurements based on significant inputs used to determine the fair value. A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the financial instrument's fair value measurement in its entirety. The three levels of inputs are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities for the instrument or security to be valued. Level 1 assets include marketable equity securities as well as U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 – Observable inputs other than Level 1 quoted prices, such as quoted prices for similar assets and liabilities in active markets; quoted prices in markets that are not active; or model-based valuation techniques for which all significant assumptions are derived principally from or corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes U.S. Government sponsored agency securities, collateralized mortgage obligations and mortgage-backed securities issued by U.S. Government sponsored enterprises, obligations of states and municipalities, corporate bonds, and certificates of deposit.

Level 3 – Unobservable inputs that are supported by little, if any, market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow models, and similar techniques, and may also include the use of market prices of assets and liabilities that are not directly comparable to the subject asset or liability. These methods of valuation may result in a significant portion of the fair value being derived from unobservable assumptions that reflect the Company's own estimates for assumptions that market participants would use in pricing the asset or liability. The Company has no investments classified in this category.

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Notes to Statements of Financial Condition

December 31, 2016 and 2015

(b) Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present all financial instruments measured at fair value on a recurring basis as of December 31, 2016 and 2015:

		December 31, 2016		Total assets/ liabilities at fair value
	Level 1	**Level 2**	**Level 3**	
Assets:				
Trading securities:				
U.S. government agencies	$ —	6,898,410	—	6,898,410
Municipal securities	—	425,841	—	425,841
Corporate bonds	—	100,003	—	100,003
Total trading securities	$ —	7,424,254	—	7,424,254

		December 31, 2015		Total assets/ liabilities at fair value
	Level 1	**Level 2**	**Level 3**	
Assets:				
Trading securities:				
Mortgage-backed securities	$ —	10,894	—	10,894
U.S. government agencies	—	4,000,048	—	4,000,048
Municipal securities	—	1,097,041	—	1,097,041
Total trading securities	$ —	5,107,983	—	5,107,983
Liabilities:				
Securities sold, not yet purchased	$ —	1,031,720	—	1,031,720

There were no transfers of financial investments between the three levels of the fair value hierarchy in 2016 or 2015.

(c) ***Financial Disclosures***

ASC 825-10-50 requires the disclosure of the estimated fair value of financial instruments. The following table presents the carrying and estimated fair values of on-balance sheet financial instruments at December 31, 2016 and 2015. The fair value represents management's best estimates based on a range of methodologies and assumptions.

Cash and cash equivalents are repriced on a short-term basis; as such, the carrying value closely approximates fair value. Various receivables and payables are not disclosed below; however, the carrying value closely approximates fair value due to their short-term nature, and they are considered Level 1 measurements.

	2016		2015	
	Carrying value	**Estimated fair value**	**Carrying value**	**Estimated fair value**
Financial assets:				
Level 1 Measurement:				
Cash and due from banks	$ 15,848,989	15,848,989	16,680,045	16,680,045
Level 2 Measurement:				
Trading securities	7,424,254	7,424,254	5,107,983	5,107,983
Financial liabilities:				
Level 2 Measurement:				
Securities sold, not yet purchased	—	—	1,031,720	1,031,720

(14) Subsequent Events

The Company has evaluated the effects of events or transactions that have occurred subsequent to December 31, 2016 through February 28, 2017, which is the date the Statements of Financial Condition were available to be issued.

SYNOVUS SECURITIES, INC.
(A Wholly Owned Subsidiary of Synovus Financial Corp.)

Statements of Financial Condition

December 31, 2016 and 2015

(With Reports of Independent Registered Public Accounting Firm Thereon)